

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group


03050195
SEC MAIL
RECEIVED
PROCESSING
APR 08 2003

21 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 March 2003, Re: Amsteel Corporation Berhad - Proposed Corporate and Debt Restructuring Exercise for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD



CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 5/20

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 19-03-2003 06:12:15 PM
Submitted by AMSTEEL on 19-03-2003 06:24:10 PM
Reference No AA-030319-80BCC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ◉ Announcement ○ Reply to query

* Subject :
AMSTEEL CORPORATION BERHAD
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE ("PROPOSED ACB SCHEME")

* **Contents :-**

The Board of Directors of ACB announces that following satisfaction of the conditions precedent to the Proposed ACB Scheme as set out in section 11 of the Circular to Shareholders issued by ACB dated 9 January 2003 ("Subject Circular"), the following have been effected:

i) the Proposed Corporate Restructuring Exercise (including the Proposed Capital Reconstruction for ACB but excluding (a) the proposed renounceable restricted offer for sale of up to approximately 226.85 million shares in Lion Corporation Berhad ("LCB") by ACB to eligible shareholders of LCB; and (b) the proposed issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB, both of which will be implemented later); and

ii) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts and new ordinary shares by ACB to the ACB Scheme Creditors.

Pursuant to item (i) above, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Posim Berhad, Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad), Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) and Silverstone Berhad, and their respective subsidiary companies have ceased to be subsidiary companies of ACB.

Shareholders of ACB and potential investors are requested to refer to the Subject Circular and the announcements dated 30 January 2003, 5 February 2003, 6 February 2003, 17 February 2003, 21 February 2003 and 3 March 2003 for further details of the Proposed ACB Scheme.

Terms and references defined in the Subject Circular shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary